SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 5)

                         FORUM RETIREMENT PARTNERS, L.P.
                                (Name of Issuer)

                                FORUM GROUP, INC.
                             FORUM RETIREMENT, INC.
                        (Name of Person Filing Statement)

Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                 349 851 105
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)

                              --------------------

                                Dennis L. Lehman
                Senior Vice President and Chief Financial Officer
                                Forum Group, Inc.
                             11320 Random Hills Road
                            Fairfax, Virginia  22030
                                 (703) 277-7000


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York  10022
                                 (212) 326-3800

                                 October 2, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

           This statement is filed in connection with a tender offer.


                               Page 1 of 10 Pages
                             Exhibit Index on Page 6

     This Amendment No. 5 (this "Amendment") supplements and amends the Rule 13E-3 Transaction Statement, as previously supplemented and amended (the "Schedule 13E-3"), relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P. (the "Partnership"), at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), the Supplement dated October 16, 1995 to the Offer to Purchase, the Supplement dated November 1, 1995 to the Offer to Purchase, and the related Letter of Transmittal.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 Tender Offer Statement originally filed by the Purchaser with the Commission on October 2, 1995 (as amended, the "Schedule 14D-1"), of the information required to be included in response to the items of Schedule 13E-3. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment are qualified in their entirety by the information contained in the
Schedule 14D-1.



                               CROSS REFERENCE SHEET

                                                      Where located in
            Item in Schedule 13E-3                    Schedule 14D-1
            ----------------------                    -----------------
            Item 14                                           *
            Item 17(d)                                        *

              ________________
              * The information required by this Item is not required
                    to be included in the Schedule 14D-1.




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


Item 14.Financial Information

      Item 14 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

      On November 14, 1995, the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "1995 Third Quarter Form 10-Q") with the Securities and Exchange Commission (the "Commission"). The following summary consolidated financial information relating to the Partnership has been taken or derived from the unaudited interim consolidated financial statements in the 1995 Third Quarter Form 10-Q. A copy of the unaudited interim consolidated financial statements of the Partnership contained in the 1995 Third Quarter Form 10-Q is filed as Exhibit (g)(12) hereto, and, pursuant to General Instruction D to Schedule 13E-3, such unaudited interim consolidated financial statements are incorporated herein by reference. The 1995 Third Quarter Form 10-Q may be examined and copies may be obtained from the offices of the Commission as described in "Certain Information Concerning the Partnership -- General" in the Offer to Purchase.


                                FORUM RETIREMENT PARTNERS, L.P.
                         SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands, except per Unit amounts and ratios)

                                               Nine Months ended September 30,
                                              -------------------------------
                                                   1995           1994
                                              --------------  -----------
Income Statement Data:
  Total revenues  . . . . . . . . . . . . ..    $37,098         $34,855
  Net income  . . . . . . . . . . . . . . ..        183             301
  Net income per Unit (a) . . . . . . . . ..       0.01            0.02
  Ratio of earnings to fixed charges (b)  ..       1.05%           1.07%

                                                  At September 30, 1995
                                                  ---------------------
Balance Sheet Data:
  Total assets  . . . . . . . . . . . . . ..           $111,027
  Long-term debt (c)  . . . . . . . . . . ..             49,247
  Total partners' equity  . . . . . . . . ..             38,794
  Net book value per Unit (a) . . . . . . ..               2.54

------------------------

(a) Per Unit data is based on 15,285,000 Units outstanding.


(b) For purposes of calculating this ratio, earnings includes income before fixed charges, and fixed charges includes interest expense.

(c) Includes current portion of long-term debt.

Item 17.   Material to be Filed as Exhibits.

      Item 17 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

      (d)(15)  Letter, dated November 14, 1995, from the Purchaser to Unitholders
               (including the text of the press release issued by the Partnership on
               November 13, 1995 enclosed therewith).

      (d)(16) Text of mailgram, dated November 14, 1995, from the Purchaser to Unitholders.

      (g)(12)  Unaudited Interim Consolidated Financial Statements of the Partnership
               contained in the 1995 Third Quarter Form 10-Q (incorporated by reference to pages 3 through 9 of the 1995 Third Quarter Form 10-Q filed with the
               Commission on November 14, 1995).

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
                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1995

                            FORUM GROUP, INC.


                            By     Troy B. Lewis
                              ---------------------------------
                              Troy B. Lewis,
                              Attorney-in-Fact*

                              *Pursuant to a Power of Attorney previously filed
                               with the Securities and Exchange Commission

                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1995

                            FORUM RETIREMENT, INC.


                            By   Richard A. Huber
                              ------------------------------------
                              Richard A. Huber,
                              Secretary

                                       INDEX TO EXHIBITS

                                                                                            Sequentially
                                                                                              Numbered
Exhibits                                                                                        Page
--------                                                                                    ------------

(d)(15)    Letter, dated November 14, 1995, from the Purchaser to Unitholders (including the text of the press release issued by the Partnership on November 13, 1995
           enclosed therewith) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7

(d)(16)    Text of mailgram, dated November 14, 1995, from the Purchaser to
           Unitholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10

(g)(12)    Unaudited Interim Consolidated Financial Statements of the Partnership
           contained in the 1995 Third Quarter Form 10-Q (incorporated by reference to pages 3 through 9 of the 1995 Third Quarter Form 10-Q filed with the
           Commission on November 14, 1995)  . . . . . . . . . . . . . . . . . . . . . .        N/A

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